Exhibit 21.1

Subsidiaries of Ellington Residential Mortgage REIT

Name	State of Incorporation or Organization
EARN CMO LLC	Delaware
EARN Mortgage LLC	Delaware
EARN Securities LLC	Delaware
Ellington Residential Mortgage LP	Delaware
EARN TRS LLC	Delaware
EARN Insurance LLC	Tennessee
EARN OP GP LLC	Delaware